03 MAY 29 AM 7:21

May 21, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.


03022394

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated May 16, 2003, (Notice concerning of Agreement on Share Exchange Agreement)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

May 16, 2003

Sumitomo Metal Industries, Ltd.

Kanto Special Steel Works, Ltd.

Notice concerning Signing of Agreement on Share Exchange Agreement

Sumitomo Metal Industries, Ltd. (hereinafter referred to as "Sumitomo Metals") and Kanto Special Steel Works, Ltd. (hereinafter referred to as "Kantoc") have resolved at their respective Board of Directors meetings held today that Kantoc shall become a wholly-owned subsidiary of Sumitomo Metals by way of a share exchange and have concluded an agreement concerning the share exchange. This agreement is based on the Memorandum on Share Exchange signed on February 20 this year to promptly rebuild Kantoc's business of roll products which is an important component for the steel business of Sumitomo Metals.

1. Outline of Share Exchange Agreement

(1) Proposed timetable for share exchange

May 16, 2003	Approval of Share Exchange Agreement at Board of Directors meetings
May 16, 2003	Signing of Share Exchange Agreement
June 27, 2003	Share Exchange Agreement to be approved at Kantoc's ordinary general meeting of shareholders (See Note below)
August 26, 2003	Kantoc's shares to be delisted
September 1, 2003	Effective date of share exchange

Note: Pursuant to the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan, Sumitomo Metals shall carry out the share exchange without an approval of the general meeting of shareholders.

(2) Share exchange ratio

Sumitomo Metals and Kantoc have concluded the Share Exchange Agreement today with the following share exchange ratio that was originally agreed upon in Memorandum on Share Exchange signed on February 20, 2003.

In the event that material changes arise in assets or management of the parties involved, the parties may change terms and conditions of the share exchange or terminate the Agreement upon consultation between the parties.

Company	Sumitomo Metals (Parent company)	Kantoc (Wholly-owned subsidiary)
Exchange ratio	1	0.606

(3) Number of Sumitomo Metals shares to be issued upon share exchange

Sumitomo Metals will issue 23,706,727 shares of common stock upon the share exchange and 0.606 shares of Sumitomo Metals' common stock for each share of Kantoc's common stock will be allotted to the shareholders (including actual shareholders) listed in the shareholder list (including actual shareholder list) of Kantoc as of the close of the day immediately proceeding the date of the share exchange.. No shares will be allotted to the 18,326,953 shares of Kantoc's common stock already held by Sumitomo Metals.

(4) Shareholders' dividend

Sumitomo Metals may pay dividends to its shareholders or registered pledgees listed in its shareholders list closed on March 31, 2003, up to 1.50 yen per share or 7,171,481,840 yen in total.

(5) Date from which dividends are deemed to accrue

Dividends for newly issued common stock of Sumitomo Metals upon the share exchange will be deemed to accrue from April 1, 2003.

(6) Sumitomo Metals' legal capital and capital reserves increase

Sumitomo Metals' legal capital does not increase as a result of the share exchange. The increase in Sumitomo Metals' capital reserves will be an amount calculated by multiplying the Kantoc's shareholders' equity on the share exchange date by a ratio of shares to be transferred to Sumitomo Metals by way of share exchange to Kantoc's total number of outstanding shares.

(7) Cash distribution upon share exchange

There will be no cash distribution upon the share exchange.

2. Summary of parties to share exchange (As of March 31, 2003)

(1)	Trade Name	Sumitomo Metal Industries, Ltd. (Parent company)	Kanto Special Steel Works, Ltd. (Wholly-owned subsidiary)
(2)	Principal line of business	Manufacturing and sales of steel products	Manufacturing and sales of roll products
(3)	Incorporation	July 1949	October 1936
(4)	Head Office	4-5-33, Kitahama, Chuo-ku, Osaka	1-3-1, Kandai, Tsujido, Fujisawa-shi, Kanagawa
(5)	Representative	Hiroshi Shimozuma President & Chief Executive Officer	Shozo Yoshii President & Representative Director
(6)	Capital	262,072 million yen	6,180 million yen
(7)	Outstanding number of shares	4,782,267,511 shares	57,446,966 shares
(8)	Shareholder's equity	371,941 million yen	12,141 million yen
(9)	Total assets	1,581,862 million yen	36,398 million yen
(10)	Date of settlement	March 31	March 31
(11)	Number of employees	8,237	275
(12)	Major customers	Sumitomo Corporation Sumikin Bussan Corporation	Sumitomo Metal Industries, Ltd. Sumitomo Corporation
(13)	Major shareholders and shareholding percentages	Sumitomo Corporation 8.54%	Sumitomo Metal Industries, Ltd. 31.90%
		Sumitomo Mitsui Banking 4.98%	Simizu Corporation 4.87%
		Sumitomo Trust & Banking 4.81%	Sumitomo Mitsui Banking 4.30%
		Sumitomo Life Insurance 4.29%	Sumitomo Trust & Banking 3.86%
		Nippon Steel Corporation 2.57%	Mitsui Sumitomo Insurance Co., Ltd. 3.68%
		Nippon Life Insurance 2.37%	Sumitomo Corporation 1.23%
		Master Trust Bank of Japan 2.32%	Sumitomo Life Insurance 1.12%
		Mitsui Sumitomo Insurance Co., Ltd. 2.18%	Nippon Steel Corporation 1.08%
		Kobe Steel Ltd. 1.54%	Takeshi Tsujimoto 0.62%
		Taiyo Mutual Life Insurance 1.35%	Toshiyuki Mitsuhashi 0.61%
(14)	Major banks	Sumitomo Mitsui Banking, Sumitomo Trust & Banking, Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi	Sumitomo Trust & Banking, Development Bank of Japan
(15)	Relationships between the parties	Capital	Sumitomo Metals is Kantoc's largest shareholder, owning 31.9 % of its total outstanding shares
		Personnel	An employee of Sumitomo Metals acts as a statutory auditor of Kantoc.
		Business	Sumitomo Metals purchases roll products manufactured by Kantoc.

(16) Financial results for the most recent three years (Unit: million yen)

(Non-consolidated)	Sumitomo Metal Industries, Ltd. (Parent company)			Kanto Special Steel Works, Ltd. (Wholly-owned subsidiary)		
End of fiscal years	March 2001	March 2002	March 2003	March 2001	March 2002	March 2003
Net sales	862,205	772,870	727,706	10,993	9,633	7,090
Recurring profit	12,975	1,007	29,263	△390	△1,121	△1,334
Net income	5,948	△119,427	11,934	1,865	△3,435	△1,986
Net income per share (in yen)	1.64	△32.88	3.05	32.47	△59.79	△34.57
Dividend per share (in yen)	—	—	1.5 (scheduled)	—	—	—
Shareholder's equity per share (in yen)	121.79	86.81	77.80	301.26	241.37	211.35

(Unit: million yen)

(Consolidated)	Sumitomo Metal Industries, Ltd. (Parent company)			Kanto Special Steel Works, Ltd. (Wholly-owned subsidiary)		
End of fiscal years	March 2001	March 2002	March 2003	March 2001	March 2002	March 2003
Net sales	1,497,641	1,349,528	1,224,633	12,023	10,796	8,759
Recurring profit	23,626	748	41,309	△398	△1,107	△1,282
Net income	5,836	△ 104,720	17,076	2,024	△3,423	△1,952
Net income per share (in yen)	1.61	△28.83	4.36	35.23	△59.59	△33.98
Shareholder's equity per share (in yen)	101.36	75.56	68.78	298.50	238.93	209.37

3. Changes after share exchange

(1) Trade names, principal lines of business, head offices, representatives and capitals

With regard to the trade names, principal lines of business, head offices, representatives and capitals of the parties to the share exchange, there will be no immediate changes in the information outlined in "2. Summary of parties to share exchange" above.

(2) Effects on Sumitomo Metals' financial results

Sumitomo Metals expects no material effects on its consolidated financial results after Kantoc becomes its wholly- owned subsidiary as a result of the share exchange.